UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission file number 1-4034 A

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc.

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

21250 Hawthorne Boulevard, Suite 800

Torrance, California 90503-5517

REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Report of KPMG LLP, independent auditors, Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001, Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001 and Notes to Financial Statements for the Years Ended December 31, 2002 and 2001.

2. Exhibits filed as a part of this annual report:	Exhibit 23.1—Consent of KPMG LLP, independent auditors.
Exhibit 99.1—Certification, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

DAVITA INC.

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

DAVITA INC.

RETIREMENT SAVINGS PLAN

Independent Auditors’ Report

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 26, 2003

DAVITA INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value	$79,496,631	$78,423,731
Receivables—employee contribution	316,905	740,670

Total assets	79,813,536	79,164,401
Liabilities—excess contributions payable	478,089	398,290

Net assets available for benefits	$79,335,447	$78,766,111

See accompanying notes to financial statements.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income:
Interest on investments	$1,092,654	$988,903
Participant loan interest	256,892	266,586
Dividends	429,293	347,678
Net depreciation in fair value of investments	(10,748,621)	(2,887,545)

	(8,969,782)	(1,284,378)

Contributions:
Employee	15,811,775	15,216,552
Rollovers	445,498	456,371

Total additions	7,287,491	14,388,545

Deductions from net assets attributed to:
Benefit payments	6,692,643	5,621,886
Administration expenses	25,512	181,517

Total deductions	6,718,155	5,803,403

Net increase	569,336	8,585,142
Net assets available for benefits at beginning of year	78,766,111	70,180,969

Net assets available for benefits at end of year	$79,335,447	$78,766,111

See accompanying notes to financial statements.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company) effective October 1, 1994 and most recently amended effective January 1, 2003. Employees become eligible to participate upon completion of both six months of service, with at least 500 hours, and attaining the age of 18. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum of 20% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Beginning November 1, 2001, participants had the ability to self direct their investments into selected investment funds as well as DaVita Inc. common stock. Prior to November 1, 2001, the Plan offered a general account, selected pooled separate accounts and DaVita Inc. common stock as the investment options. Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily.

During 2001, the Company could elect to make discretionary non-elective contributions and profit sharing contributions to the Plan as long as the total contributions (including the participant’s contributions) did not exceed the maximum allowable under IRS regulations. There were no discretionary non-elective contributions or profit sharing contributions made in 2001. Effective January 1, 2002, the Plan no longer provides for Company profit sharing contributions. There were no discretionary non-elective contributions made in 2002.

Participants may transfer rollover contributions from other qualified plans into their Plan account. Rollovers must be made in cash within the time limit specified by the IRS. Under certain circumstances rollovers will not be permitted and are usually limited to active employees of the Company.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, investment net earnings, losses and Plan expenses. Company discretionary non-elective contributions, and profit sharing contributions are allocated to each participant’s account in proportion that their compensation bears to the total compensation for all eligible participants. Investment net earnings, losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis.

Vesting

Participants in the Plan will always be 100% vested in their contributions and rollover accounts.

For Company contributions, if any, participants hired before July 1, 1998 become fully vested in their account balance on that date, and after July 1, 1998 vesting is based on qualified years of service. A participant becomes 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service and 100% vested after five years of service.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements—Continued

December 31, 2002 and 2001

However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Benefit Payments

Participants have the option to elect distributions in the form of cash or an annuity on a limited basis from the Plan either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, electing to receive an early distribution or withdrawing their rollover and after-tax contributions. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs; a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For termination of service with vested benefits of $5,000 or less, a participant may automatically receive the value of the vested interest in his or her account as a lump-sum distribution.

Distributions for financial hardship must both be made on account of an immediate and heavy financial need and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution. Only the participant’s tax deferred contributions may be distributed. Earnings and Company contributions are not eligible for distribution. Prior to January 1, 2002, participant’s contributions and after tax contributions were suspended for a period of at least twelve months following the receipt of a hardship distribution. Effective in 2002, participant’s contributions and after tax contributions were suspended for at least six months.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable but not later then end of the fifth calendar year following death.

Excess Contributions

Excess contributions represent amounts withheld from participants in excess of the Code limitations that were refunded to participants subsequent to year end.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding. The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.25% to 10.0% at December 31, 2002, with maturities through September 2011. The loan is secured by the participant’s vested account balance.

Plan Termination

Although it is intended for the Plan to continue indefinitely, DaVita Inc. has the right to terminate the Plan at any time. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements—Continued

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Income

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments represents the change in fair value of assets from one period to the next and realized gains and losses.

Investments

Plan investments are stated at fair value. Investments in registered investment companies are valued at the net asset values per share as quoted by such companies or funds as of the valuation dates. The Stable Value Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic contracts and cash equivalents. The GICs and BICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. The effective yield and crediting rate of the trust fund was 5.22% for the year ended December 31, 2002. DaVita Inc. common stock is valued at the New York Stock Exchange closing price. Participant loans are stated at cost which approximates fair value.

The Plan provides for various investment fund options which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transactions costs associated with the recordkeeping of DaVita Inc. common stock which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements—Continued

December 31, 2002 and 2001

(3)	Investments

Investments that represent five percent or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

2002
Scudder Stable Value Fund	$23,293,879
Scudder Pathway Moderate Portfolio Class A shares	9,379,976
Massachusetts Investor Growth Stock Fund Class A shares	11,274,628
DaVita Inc. Common Stock	12,285,528
2001
Scudder Stable Value Fund	$20,057,405
Scudder Pathway Moderate Portfolio Class A shares	8,337,179
Scudder 21st Century Growth Fund Class A shares	4,075,065
Massachusetts Investor Growth Stock Fund Class A shares	14,414,689
DaVita Inc. Common Stock	13,506,060

The following summarizes the investments at fair value as of December 31, 2002 and 2001 and the related net appreciation/(depreciation) in the investments:

	2002		2001
	Investments at Fair Value	Net Appreciation/ (Depreciation)	Investments at Fair Value	Net Appreciation/ (Depreciation)
Investments in Registered Investment Companies	$40,795,450	$(10,869,437)	$41,738,466	$1,852,869
Investment in Common Commingled Trust Fund	23,293,879		20,057,405
Davita Inc. Common Stock	12,285,528	120,816	13,506,060	4,016,893
Participant Loans	3,121,774		3,121,800
CIGNA Pooled Separate Accounts				(8,757,307)

Total	$79,496,631	$(10,748,621)	$78,423,731	$(2,887,545)

(4)	Investment Contract with Insurance Company

Prior to November 1, 2001, the Plan participated in a contract with CG Life via the CIGNA Charter Guaranteed Long-Term Fund. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Fund for six-month periods. For the Plan’s investment in the CIGNA Charter Guaranteed Long-Term Fund, the Plan was credited with interest at the rate declared in the contract which was 5.50% at October 31, 2001, net of asset charges. Total interest income received on the contract for the year ended December 31, 2001 was $812,306.

(5)	Party-in-Interest Transactions

Prior to November 1, 2001, the Plan’s trustee was CIGNA Corporation and the investments in the funds were managed by CG Life, a wholly owned division of CIGNA. On November 1, 2001 Scudder Trust Company was named the trustee for the Plan and the investments are now managed by Scudder Investments, a global asset management firm. As such, transactions with both of the trustees qualify as party-in-interest transactions. The Company also provides personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of DaVita Inc., the plan sponsor, which also qualifies as a party-in-interest transaction.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes of Financial Statements—Continued

December 31, 2002 and 2001

(6)	Tax Status

The IRS has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Forfeitures

At December 31, 2002 and 2001, forfeited non-vested accounts totaled approximately $276,000 and $263,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. In 2001, approximately $118,000 of forfeitures were used to pay Plan expenses.

(8)	Subsequent Event

Effective January 1, 2003, the Plan was updated to reflect operational and statutory changes including but not limited to the level of annual contributions that can be made by participants according to recent tax law changes, updating the enrollment dates and limiting the allocation to DaVita Inc. common stock to 25% of a participant’s contribution. The Plan is seeking a favorable determination letter from the IRS regarding these changes as well as other updates that have been made to the Plan since the last determination letter was received.

Schedule 1

DAVITA INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Year ended December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Common commingled trust fund:
* Scudder Investment Company	Scudder Stable Value Fund	$23,293,879

Registered investment companies:
* Scudder Investment Company	Scudder Balanced Fund Class S Shares	121,034
* Scudder Investment Company	Scudder Pathway Conservative Portfolio Class A Shares	374,362
* Scudder Investment Company	Scudder Pathway Growth Portfolio Class A Shares	2,666,905
* Scudder Investment Company	Scudder Pathway Moderate Portfolio Class A Shares	9,379,976
* Scudder Investment Company	Scudder Capital Growth Fund Class A Shares	3,202,066
* Scudder Investment Company	Scudder International Fund Class A Shares	2,972,424
* Scudder Investment Company	Scudder Large Company Value Fund Class A Shares	1,753,573
* Scudder Investment Company	Scudder S&P 500 Index Fund Class S Shares	421,371
* Scudder Investment Company	Scudder 21st Century Growth Fund Class A Shares	2,798,794
Pimco Investment Company	Pimco Total Return Fund	1,169,172
Franklin Investment Company	Franklin Balance Sheet Fund Class A Shares	3,579,943
MFS Investment Company	Massachusetts Investors Growth Stock Fund Class A Shares	11,274,628
MFS Investment Company	MFS Mid-Cap Growth Fund Class A Shares	384,026
Dreyfus Investment Company	Dreyfus Bond Market Index Fund	697,176

* DaVita Inc.	Common Stock	12,285,528

Participant Loans	4.25% – 10.0% maturing 9-2011	3,121,774

		$79,496,631

* Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 26th day of June 2003.

DAVITA INC.
RETIREMENT SAVINGS PLAN

By:	/s/ BOB ARMSTRONG
Bob Armstrong Vice President of People Services and Designated Representative of the Plan Administrator

Date: June 26, 2003